

UNITED STATES
IITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04003225

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder FEB 2 6 2004

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicholas-Applegate Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__600 West Broadway, 30th Floor__
(No. and Street)

__San Diego__   __CA__   __92101__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__C. William Maher__   __619-687-2950__
                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__KPMG LLP__
(Name – *if individual, state last, first, middle name*)

__355 South Grand Avenue__   __Los Angeles__   __CA__   __90071__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Charles William Maher__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Nicholas-Applegate Securities LLC__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__Chief Financial Officer__
Title

Carmine D. Powell-Jones
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NICHOLAS APPLEGATE SECURITIES LLC

Table of Contents





NICHOLAS APPLEGATE SECURITIES LLC
(SEC Identification No 8-45406)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

Filed in accordance with Rule 17a-5(2)(3) as a public document



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
Nicholas Applegate Securities LLC:

We have audited the accompanying statement of financial condition of Nicholas Applegate Securities LLC (the Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 9, 2004



NICHOLAS APPLEGATE SECURITIES LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	1,164,730
Prepaid expenses		45,000
Shareholder service fees receivable		101,958
Total assets	$	1,311,688

Liabilities and Member's Capital

Accrued personnel expenses	$	130,092
Due to affiliate		57,829
Accounts payable and accrued expenses		3,600
Total liabilities		191,521
Member's capital		1,120,167
Total liabilities and member's capital	$	1,311,688

See accompanying notes to statement of financial condition.

NICHOLAS APPLEGATE SECURITIES LLC

Notes to Statement of Financial Condition

December 31, 2003

(1) Organization

Nicholas Applegate Securities LLC (the Company), a single member limited liability company, is registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company's purpose is to serve as the distributor and provide shareholder services to the Nicholas Applegate Institutional Funds (the Trust), an affiliated mutual fund registered under the Investment Company Act of 1940. The Trust currently offers up to six classes of shares to investors: Class I through V which are designated for institutional investors and Class R which is designated for retirement plans. Nicholas Applegate Capital Management (NACM), an affiliate of the Company, is a registered investment advisor and provides advisory services to the Trust.

The Company and NACM are both wholly owned subsidiaries of Nicholas Applegate Holdings LLC (Holdings), which is wholly owned by Allianz Dresdner Asset Management US Equities LLC (US Equities), which in turn is wholly owned by Allianz Dresdner Asset Management LP (ADAM LP). Allianz AG owns a majority interest in ADAM LP and is a global insurance company engaging in property and casualty protection, life and health insurance, banking, and asset management.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit with a financial institution. The account balance periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(b) Income Taxes

The Company, as a limited liability company, is not subject to federal and state income tax. Ultimately, the member of the Company is required to include the Company's income or loss on its tax returns.

(c) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash and cash equivalents, prepaid expense, shareholder service fees receivable, due from affiliate, accrued personnel expenses and accounts payable, and accrued expenses approximates fair value due to their short maturity.

(Continued)

(d) Use of Estimates in the Preparation of Financial Statements

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that could affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(3) Related Party Transactions

NACM provides personnel, office space, and certain other support services to the Company. The officers of the Company are also employed by NACM.

NACM pays and allocates all direct operating expenses to the Company. Shared expenses for employees who work at NACM and the Company, such as payroll, profit sharing, and employee benefits, were paid by NACM and allocated to the Company based on the percentage that each shared employee was utilized by the Company. Overhead paid by NACM, such as rent, depreciation, and insurance, was allocated to the Company in the proportion that the Company's full-time employees bear to all full-time employees of the Company and NACM combined.

Employees of the Company are enrolled in ADAM LP's 401(k) and profit sharing plan.

The Company, at its discretion, may pay state registration fees and other expenses on behalf of the Trust and is reimbursed as funds become available. As of December 31, 2003, there are no outstanding reimbursements receivable.

(4) Pending Litigation

The Company is subject to various pending and threatened legal actions which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company's financial position or results of operations.

(5) Net Capital

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2003, the Company had net capital of $1,075,167, which was $1,062,399 in excess of its required net capital of $12,768. The Company's net capital ratio was 0.18-to-1.